Form 51–102F3
MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Evolving Gold Corp.
Suite 725 – 666 West Georgia St.
Vancouver , B.C. V6C 2X8
(the “Company”)
Telephone: (604) 685-6375

Item 2.	Date of Material Change

January 18, 2008

Item 3.	News Release

          News Release dated January 18, 2008 was disseminated via Canada Stockwatch, Market News Publishing Inc. and CNW Group and filed on SEDAR on January 18, 2008.

Item 4.           Summary of Material Change

          The Company announced that it has entered into a definitive option agreement with Golden Predator Mines US Inc. (“Golden Predator”) and the Company’s wholly-owned Nevada subsidiary Evolving Gold Corp. for the exclusive option to earn a 100% interest in the mining leases and mineral claims of the Rattlesnake Hills Property located in Natrona County, Wyoming, subject to a 0.5% NSR payable to Golden Predator.

Item 5.           Full Description of Material Change

5.1                  Full Description of Material Change

          The Company announced the signing of a definitive option agreement with Golden Predator and a binding letter agreement with Bald Mountain Mining Company (“Bald Mountain”) to acquire a 100% undivided interest in the Rattlesnake Hills gold prospect. This property is located in Natrona County, Wyoming, approximately 70 kilometers west of the city of Casper, Wyoming and covers 3,300 acres and consists of 127 unpatented lode mining claims and approximately 682 acres of Wyoming State lease lands.

The Rattlesnake Hills property has returned significant gold intercepts in limited, previous drilling by Newmont Mining Corporation (“Newmont”) and others. Newmont reported intercepts such as 144 meters averaging 0.042 ounces per ton (1.44 grams per metric ton) gold, 75 meters averaging 1.13 gpt gold and 60 meters averaging 1.0 gpt gold, hosted in potassically-altered diatreme breccias associated with an alkalic intrusive complex. The mineralization is open to depth, and only a small proportion of the hydrothermal system has been tested.

The geological setting and style of gold mineralization at Rattlesnake Hills is very similar to the gold deposits at Cripple Creek, Colorado which have been reported to have yielded over 20 million ounces gold over the life of the mines. The famous Cripple Creek gold deposit provides the geological model and exploration criteria which will be utilized in the Company’s planned exploration drilling program, set to begin during the second quarter of 2008.

The Agreement

The Company has entered into a definitive option agreement with. Golden Predator for the acquisition of a 100% undivided interest in the Rattlesnake Hills Property in Natrona County, Wyoming, as previously outlined in the Company's news release of August 7, 2007. As consideration for this exclusive option, the Company will issue 3,000,000 shares over a period of three years to Golden Predator and has granted Golden Predator a 0.5% NSR. The Company will maintain the right to repurchase 0.25% of the NSR for $375,000 at the sole and exclusive option of Golden Predator. The Rattlesnake Hills Property is currently subject to a 4% NSR payable to the underlying owners.

In addition, the Company has entered into a binding letter agreement with Bald Mountain , whereby Bald Mountain will assign its entire interest in the underlying option agreement between itself and Golden Predator Mines Inc. dated December 11, 2007, to the Company. In consideration for this assignment, the Company will pay Bald Mountain USD$200,000 and issue 400,000 shares.

PI Financial Corp. received 75,000 shares of the Company as finder’s fees in connection with the option agreement with Golden Predator.

The aforementioned agreements are both subject to TSX Venture approval.

Rattlesnake Hills Property

Mineralization at Rattlesnake Hills consists of low-sulphide, disseminated gold hosted primarily by diatreme breccias which halo a complex of alkali intrusive stocks and plugs, and is associated with widespread potassic alteration. This style of mineralzation is similar to that associated with other, important gold deposits which define the Rocky Mountain alkaline gold province which includes Zortman-Landusky (MT), Bald Mountain (SD), Ortiz (NM) and the great Cripple Creek deposit (CO). Cripple Creek has historically produced approximately 20 million ounces of gold. Very limited drilling and surface exploration at Rattlesnake Hills was historically carried out by American Copper and Nickel Company (“ACNC”) between 1983 and 1987, and subsequently by Newmont Exploration Ltd. (“NEL”) between 1993 and 1995. ACNC completed 32 reverse circulation shallow drill holes targeting banded iron formations which occur peripheral to the much younger breccias bodies. Subsequent drilling by NEL, consisting of 14 holes (only two of which were core holes) totaling approximately 3000 meters, was targeted on the diatreme breccias which border just one of the alkali stocks, called the North Stock. NEL reported gold-bearing intercepts such as148 meters averaging 1.44 gpt gold, 75 meters averaging 1.13 gpt gold and 60 meters averaging 1.0 gpt hold, with higher grade intervals over narrower widths. The mineralization is open to depth, and only a small proportion of the hydrothermal system has been tested. The Company believes that the Rattlesnake Hills prospect has been shallowly eroded, and that the limited previous drilling has possibly identified the upper part of a gold-mineralized system preserved at depth. Intersections of narrow, higher-grade (up to 10 gpt gold) intersections in the deeper parts of historic drill holes, along with textures and mineralogy of the veins, support this model.

An exploration budget of approximately $1.0 million is planned for 2008, primarily for an initial phase of core drilling to total approximately 5,000 meters. The objectives of the drilling are: 1) to expand zones of near-surface, low-grade gold mineralization discovered by historic exploration; 2) drill-test other, known alkali intrusions and associated diatreme breccias which carry anomalous gold values at surface but have never been drilled, and; 3) test for the presence of higher-grade “feeders”, deeper in the system, along the margins of the various diatreme bodies.

Drilling is planned to begin during the second quarter of 2008.

5.2	Disclosure of Restructuring Transactions

N/A

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51–102

Not applicable

Item 7.	Omitted Information

None

Item 8.	Executive Officers

The following senior officer of the Issuer is knowledgeable about the material change and the Report and may be contacted:

Robert F. Bick, Chief Executive Officer, Telephone: (604) 685-6375

Item 9.	Date of Report

DATED at Vancouver, British Columbia, this 18th day of January, 2008.

          "Robert Bick"

Mr. Robert Bick
Chief Executive Officer